UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2005

Commission File Number:  0-29840

                           FREEGOLD VENTURES LIMITED

(Translation of registrant’s name into English)

             2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___   Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  _____

       No:  __X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___Freegold Ventures Limited_______

Registrant

_____”Taryn Downing”____________

Taryn Downing (Corporate Secretary)

_____August 17, 2005_______________

Date

Freegold Ventures Limited

For Immediate Release

NEWS RELEASE

TSX.ITF   OTC BB:FGOVF

www.freegoldventures.com

Vancouver, BC - June 29, 2005.  Freegold Ventures Limited (the "Company") announces the resignation of Colin Bird as President.  Mr. Bird has resigned in order to pursue other business interests, however will continue to serve as a Director of the Company.

On behalf of the Board of Directors and Management of the Company, I would like to thank Mr. Bird for his years of service to Freegold, and we look forward to continuing to work with Mr. Bird as a Director.  In the interim, Mr. Bird's responsibilities will be shared by Harry Barr, Chairman and our Vice President of Business Development, Ms. Kristina Walcott.

About Freegold Ventures Limited

Freegold Ventures Limited ("Freegold") is a gold exploration company with assets located throughout the Western United States and Canada.  In Alaska, Freegold holds the Golden Summit Project. Golden Summit is located 5 miles north of the currently producing Fort Knox Gold mine and has excellent potential to host a high grade deposit. The Rob Project is located approximately 20 miles southeast of the 5.6 million ounce Pogo Deposit under development by Teck Cominco Limited and Sumitomo. Rob may offer potential for significant grade-tonnage accumulations of intrusive and/or gneiss-hosted gold mineralization similar to that currently being developed at the Pogo deposit.

In addition to the Alaskan exploration projects Freegold also holds the Grew Creek and Almaden Gold Projects in the Yukon Territory and Idaho respectively, both of these projects are low sulphidation epithermal gold projects with potential for bonanza grade at depth.  Underpinned by the belief that high-grade gold deposits possess intrinsic economic viability, coupled with the firm belief that North America's politically stable environment still offers significant opportunities for mineral exploration and development, Freegold is currently planning a drill program for the Almaden and Grew Creek projects in 2005.

On behalf of the Board of Directors Harry Barr, Chairman

For further information, please contact:

Investor Relations: 1.800.667.1870     email ir@freegoldventures.com,

2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

The Toronto Stock Exchange has neither approved nor disapproved the contents of this news release. CUSIP: 45953B107

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

June 29, 2005

Item 3: Press Release

A Press release dated and issued June 29, 2005 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Freegold Ventures Limited announces the resignation of Mr. Colin Bird.

Item 5: Full Description of Material Change

Vancouver, BC - June 29, 2005.  Freegold Ventures Limited (the "Company") announces the resignation of Colin Bird as President.  Mr. Bird has resigned in order to pursue other business interests, however will continue to serve as a Director of the Company.

On behalf of the Board of Directors and Management of the Company, I would like to thank Mr. Bird for his years of service to Freegold, and we look forward to continuing to work with Mr. Bird as a Director.  In the interim, Mr. Bird's responsibilities will be shared by Harry Barr, Chairman and our Vice President of Business Development, Ms. Kristina Walcott.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___July 5, 2005_______________

Date

"Taryn Downing"

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity